Exhibit 2.03

SECOND AMENDMENT TO PE SHARE PURCHASE AGREEMENT

This Second Amendment, dated October 3, 2011 (this “Amendment”), is made and entered into by and among ING Real Estate Investment Management Holding B.V., ING Bank N.V., CBRE, Inc. (fka CB Richard Ellis, Inc.), and CBRE Group, Inc. (fka CB Richard Ellis Group, Inc.) to amend that certain Share Purchase Agreement, dated as of February 15, 2011 among ING Real Estate Investment Management Holding B.V. and Others and CBRE, Inc. (fka CB Richard Ellis, Inc.) and Others, regarding the sale of portions of ING Groep N.V.’s European and Asian real estate investment management business, as amended by (i) the First Amendment (the “First Amendment”) to the PE Share Purchase Agreement, dated June 20, 2011 and (ii) the letter agreement regarding specified change of control costs (the “Letter Amendment”), dated June 24, 2011, by and among ING Real Estate Investment Management Holding B.V., ING Bank N.V., CBRE, Inc. (fka CB Richard Ellis, Inc.), and CBRE Group, Inc. (fka CB Richard Ellis Group, Inc.) (as so amended, the “PE SPA”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the PE SPA.

WHEREAS,

A.	On the date hereof and prior to the effective time of this Amendment, CB Richard Ellis, Inc. changed its name to CBRE, Inc. by filing a Certificate of Name Change with Secretary of State of the State of Delaware;

B.	On the date hereof and prior to the effective time of this Amendment, CB Richard Ellis Group, Inc. changed its name to CBRE Group, Inc. by filing a Certificate of Name Change with Secretary of State of the State of Delaware;

C.	The Sellers’ Representative and the Purchasers’ Representative have determined to complete the sale and purchase of the Asia Shares (the “Asia Closing”) separately from (and not conditioned upon) and before any sale and purchase of the Europe Shares (the “Europe Closing”).

D.	The parties hereto desire to amend the PE SPA in accordance with Section 10.14 of the PE SPA to give effect to the separate Asia Closing and Europe Closing.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1.01. Amendment of the PE SPA to Account for Separate Asia Closing.

(a) From and after the date hereof:

(i) Defined Terms. All references in the PE SPA to the “Closing” shall be deemed to refer to the “Asia Closing” and/or the “Europe Closing,” as the case may be, and all references in the PE SPA to the “Closing Date” shall be deemed to refer to the Closing Date (in respect of the Asia Closing) (the “Asia Closing Date”) or the Closing Date (in respect of the Europe Closing) (the “Europe Closing Date”);

(ii) Purchase Price Adjustments. All pre- and post-closing adjustments to the Asia Share Purchase Price and the Europe Share Purchase Price pursuant to Sections 2.2, 2.3, 2.4 and 2.10, and the set-off provisions of Section 2.6, shall be calculated and applied separately with respect to each Business Unit and the relevant Closing;

(iii) Deliverables. The deliveries and actions by the Purchaser’s Representative and the Seller’s Representative in Sections 2.8 and 2.9 shall be applied separately for each Closing, and references therein to Transaction Documents and other deliverables shall refer to those applicable to the relevant Closing and the relevant Business Unit, with the documents to be delivered for the Asia Closing set out in Appendix 2 hereto;

(iv) Pre-Closing Covenants. All pre-closing covenants in Article V shall be deemed to apply only with respect to the Europe Target Companies (other than for purposes of Purchasers’ Indemnified Parties’ indemnification rights pursuant to Section 8.2(ii) of the PE SPA in respect of breaches related to the Asia Target Companies that occurred prior to the date hereof);

(v) Conditions to Closing. For purposes of determining the satisfaction (or waiver) of the Conditions to Closing in Article VI of the PE SPA, such conditions shall apply (and, for those purposes, all representations, warranties and covenants in Articles III, IV and V of the PE SPA referenced therein (together with the related definitions (including the definition of “Material Adverse Effect”) and the corresponding disclosures and exceptions in the Purchasers’ Disclosure Letter and the Sellers’ Disclosure Letter) shall be read to apply) separately to the relevant Business Unit. For example, the Sellers’ Representations and Warranties set out in Section 6.2(b) of the PE SPA shall, at the Asia Closing Date, only be required to be true and correct insofar as they relate to the Asia Target Companies and the Asia Shares and the related certifications to be made by the Sellers’ Representative to the Purchasers’ Representative pursuant to Section 6.2(c) of the PE SPA shall be amended accordingly;

(vi) Indemnity and Seller Liability Cap. Until (and subject to the occurrence of) the Europe Closing, (x) the indemnification provisions in Article VIII of the PE SPA shall be read to apply only in respect of the sale of the Asia Shares (and for the avoidance of doubt, not with respect to the Europe Target Companies or any other matter in respect of the sale of the Europe Shares), and all referenced representations, warranties and covenants and all referenced Excluded Advisory Contract Liabilities, Specified Liabilities, Indebtedness, Excluded Liabilities and other referenced liabilities of Target Companies therein shall be deemed to refer to only those relating to the Asia Target Companies. Until the Europe Closing Date, the Seller Liability Cap shall be deemed to be 8.75% of the Asia Share Purchase Price and not, for the avoidance of doubt, 8.75% of the sum of the aggregate Share Purchase Prices. Immediately upon the occurrence of the Europe Closing, however, the Seller Liability Cap shall (from the Europe Closing Date) be deemed to have the same meaning as was set out in Section 8.2(d) of the PE SPA immediately prior to the execution of this Amendment.

(vii) Indemnity and Seller Threshold Prior to Final Closing Date. Except as otherwise specified elsewhere in this paragraph, from the Asia Closing Date until 11:59:59 p.m. New York time on December 1, 2011, the Seller Threshold shall be deemed to have the same meaning set out in the PE SPA immediately prior to the execution of this Amendment.

(viii) Indemnity and Seller Threshold After the Drop Dead Date. In the event that there has been no Europe Closing by 11:59:59 p.m. New York time on December 1, 2011, the Seller Threshold shall be deemed to be 1% of the Asia Share Purchase Price with retroactive effect to the Asia Closing Date (and any amounts that would have been payable pursuant to Article VIII of the PE SPA prior to 11:59:59 p.m. New York time on December 1, 2011 had the Sellers’ Threshold been deemed to be 1% of the Asia Share Purchase Price on such date will then become payable).

(ix) Indemnity and Seller Threshold With Europe Closing After the Drop Dead Date. If, however, after 11:59:59 p.m. New York time on December 1, 2011 there is a Closing with respect to the Europe Shares, the Seller Threshold shall be read (with retroactive effect to the Asia Closing Date) as if never amended pursuant to this paragraph, with the Purchasers’ Representative paying to the Sellers’ Representative any amounts received by such party pursuant to Article VIII of the PE SPA to which they would not have been entitled if the Closing with respect to the Europe Shares had occurred on or prior to 11:59:59 p.m New York time on December 1, 2011.

(x) Effect of Termination. No termination or purported termination of the PE SPA after the date hereof pursuant to Article IX of the PE SPA shall be deemed to have any effect on the purchase and sale of the Asia Shares or the respective rights of the parties under the PE SPA with respect thereto.

(xi) Claims in Relation to Europe. For the avoidance of doubt, no claims for indemnification (pursuant to Article VIII of the PE SPA or otherwise) may be made by Purchasers’ Representative or any other member of the Purchasers’ Group, or Sellers’ Representative or any other member of the Sellers’ Group in relation to covenants and representations and warranties relating to the Europe Target Companies, the Target Business (insofar as it relates to the Europe Target Companies), the Europe Shares or the Europe Closing until after the occurrence of the Europe Closing.

(b) So as to give effect to the intent of the parties to effect the Asia Closing in advance of and in anticipation of a subsequent Europe Closing:

(i) all other provisions and defined terms in the PE SPA shall be read in a manner reasonably consistent with the foregoing provisions; and

(ii) the Sellers’ Representative and the Purchasers’ Representative agree that they shall, and shall cause their affiliates to, from time to time execute, or procure the execution of, such documents and instruments (including amendments to the PE SPA) as either of them may reasonably require to give effect to the separate Asia Closing and Europe Closing.

(c) Survival. The statute of limitations period and/or any other limitations periods or survival periods with respect to any rights or obligations of any of the parties hereunder (including with respect to representations and warranties and indemnification) that are stated in the PE SPA as enduring for a period calculated from the “Closing Date” shall be calculated from the Asia Closing Date with respect to matters related to the Asia Closing and from the Europe Closing Date with respect to matters related to the Europe Closing.

(d) The Sellers’ Representative confirms that ING Real Estate B.V. has issued to ING China Opportunity Fund LP a letter agreement in the form attached hereto as Appendix 1 (the “Fund Indemnity Letter”). The parties hereby confirm that any payments made by a member of the ING Group pursuant to the Fund Indemnity Letter (as the Fund Indemnity Letter may be modified with your consent) shall constitute Specified Change of Control Costs for purposes of the PE SPA, and shall be subject to, and resolved in accordance with, Section 8.4 of the PE SPA, including the cost allocation principles set out in Annex 12 to the PE SPA. The Purchasers’ Representative shall procure that any amounts paid to a member of the Purchasers’ Group (or their Affiliates) by any member of the Sellers’ Group in respect of a Loss incurred by the ING Real Estate China Opportunity Fund L.P., and which is not otherwise a Loss incurred by any member of the Purchasers’ Group (or their Affiliates) which is indemnifiable or payable by a member of the Sellers’ Group (it being understood however that any payment made by a member of the Sellers’ Group directly to the Fund in respect of such Specified Change of Control Costs shall be taken into account), shall be paid promptly by such member of the Purchasers’ Group (or their Affiliate) to the ING Real Estate China Opportunity Fund L.P. The parties confirm that for purposes of determining “Losses” under Article VIII of the PE SPA, payments made by the Sellers’ Group to China Opportunity Fund L.P. pursuant to the Fund Indemnity Letter or otherwise shall be taken into account to the extent such payment offsets such Loss.

Section 1.02. Co-Investment Stakes

(a) The “Sale Asset Purchase Price” shall mean the value of the applicable Sale Asset based on the net asset value of the relevant Fund as of September 30, 2011, as determined in good faith by the general partner of such Fund and in accordance with the valuation policies of such Fund. If the preliminary September 30, 2011 balance sheet for any Sale Asset includes amounts scheduled to be paid as a third quarter 2011 dividend payments (each, a “Dividend Amount”), the Sale Asset Purchase Price for such Sale Asset shall be adjusted downwards to account for such Dividend Amount once the value of the applicable Fund is finalized and delivered to all investors of such Fund.

(b) For the purpose of determining the amount of cash to be paid by the Purchasers’ Representative to the Sellers’ Representative in respect of the co-investment stakes (in each case being shares in the relevant Fund equal to approximately 2% of the September 30, 2011 net asset value of the relevant Fund) in ING Real Estate China Opportunity Fund L.P., ING Real Estate Asia Value Fund L.P. and ING Asia Retail Fund Limited to be sold by Affiliates of the Sellers’ Representative to Affiliates of the Purchasers’ Representative at the Closing for the Asia Target Companies (each such co-investment stake, a “Sale Asset”), the Sellers’ Representative shall deliver to the Purchasers’ Representative a written statement setting forth the Sellers’ Representative’s good faith calculation of, in respect of each Sale Asset, the amount of the estimated Sale Asset Purchase Price (each such amount in respect of any Sale Asset, the “Estimated Sale Asset Closing Amount” and for the Sale Assets in the aggregate, the “Aggregate Estimated Sale Assets Closing Amount”).

(c) At the Asia Closing, in respect of the Sale Assets, the Purchasers’ Representative shall pay to the Sellers’ Representative on behalf of the relevant Sellers an amount in cash equal to the Aggregate Estimated Sale Assets Closing Amount to or to the order of the Sellers’ Representative by wire transfer of immediately available Dollar funds, to an account indicated by the Sellers’ Representative in advance of the Asia Closing.

(d) The Purchasers’ Representative shall procure that as soon as reasonably practicable but in no event later than the forty-fifth (45th) Business Day after the Asia Closing Date, there shall be prepared and delivered to the Sellers’ Representative a Closing statement in respect of the Sale Assets transferred at the Asia Closing calculated on September 30, 2011 (the “Closing Sale Asset Statement”). The Closing Sale Asset Statement shall set forth for each Sale Asset (if any) that has been transferred at the Closing the calculation of the amount of the Sale Asset Purchase Price (including each of the components thereof) and the Post-Closing Sale Asset Adjustment. The Sellers’ Representative and the Purchasers’ Representative shall ensure that each other and each other’s Representatives have reasonable access to data within each other’s control to the extent necessary in connection with the preparation of the Closing Sale Asset Statement. For purposes of determining the Sale Asset Purchase Price for the ING China Opportunity Fund LP Sale Asset pursuant to this paragraph, the exchange rate between the Chinese Yuan (“RMB”) and the Dollar shall be 6.3620 RMB per Dollar.

(e) After receipt of the Closing Sale Asset Statement, the Sellers’ Representative shall have fifteen (15) Business Days to review such statement (the date immediately following the expiration of such period, the “Share Asset Resolution Date”). Unless the Sellers’ Representative delivers written notice to the Purchasers’ Representative on or prior to the tenth (10th) Business Day after the Purchasers’ Representative delivers such statement stating that the Sellers’ Representative has objections to such statement, the Sellers’ Representative shall be deemed to have accepted and agreed to the Closing Sale Asset Statement. Matters included in the Closing Sale Asset Statement, which are not objected to in writing by the Sellers’ Representative, shall be deemed to be accepted by the Sellers’ Representative (“Sale Asset Resolved Items”) and any amounts included within such items shall be deemed to be final, binding and conclusive. If the Sellers’ Representative has objections to the Closing Sale Asset Statement, it shall notify the Purchasers’ Representative in writing of its objections and such notification shall be accompanied by a letter including a list of adjustments proposed by the Sellers’ Representative together with a detailed reasoning for its objections. If the Sellers’ Representative notifies the Purchasers’ Representative of its objections to the Closing Sale Asset Statement, the Purchasers’ Representative and the Sellers’ Representative shall, within thirty (30) Business Days (or such longer period as the Sellers’ Representative and the Purchasers’ Representative may agree in writing) following such notice (each such period, a “Sale Asset Resolution Period”), attempt to resolve their differences, and any written resolution by them as to any disputed amounts shall be final, binding and conclusive. The terms of Section 2.4(c) shall apply, mutatis mutandis to any disputes between the Sellers’ Representative and the Purchasers’ Representative regarding the calculation of the Closing Sale Asset Statement;

provided that, with respect to the application of Section 2.4(c) and the applicable definition in the PE SPA to the payment of any amounts owed under this clause (e), the term “Unresolved Items” shall be deemed to refer to “Sale Asset Unresolved Items”, the term “Resolved Items” shall be deemed to refer to “Sale Asset Resolved Items” and the term “Resolution Date” shall be deemed to refer to “Sale Asset Resolution Date”. “Sale Asset Unresolved Items” shall refer to any amounts in respect of the Sale Asset Purchase Prices remaining in dispute at the conclusion of the Sale Asset Resolution Period.

(f) Within five (5) Business Days following, as applicable, the date on which either (i) the Purchasers’ Representative and the Sellers’ Representative reach an agreement (or deemed agreement pursuant to the second sentence of the preceding paragraph) as to all amounts reflected on the Closing Sale Asset Statement or (ii) the CPA Firm determines all Sale Asset Unresolved Items with respect to the Sale Asset Share Statement in accordance with the procedures described in the preceding paragraph, (x) the Sellers’ Representative on behalf of the relevant Sellers shall pay (or cause to be paid) to the Purchasers’ Representative on behalf of the relevant Purchasers the amount, if any, by which the amount of the Aggregate Estimated Sale Assets Closing Amount exceeds the amount of Aggregate Sale Asset Purchase Price, and (y) the Purchasers’ Representative shall pay (or cause to be paid) to the Sellers’ Representative on behalf of the relevant Sellers the amount, if any, by which the amount of the Aggregate Sale Asset Purchase Price exceeds the amount of the Aggregate Estimated Sale Assets Closing Amount in respect of the Closing (the “Post-Closing Sale Asset Adjustment”). Cash payments made pursuant to this paragraph shall be made by wire transfer of immediately available Dollar funds, to an account indicated by the party entitled to receive such funds and shall be accompanied by interest at the Applicable Rate calculated on the basis of a year of 365 days for the actual number of days elapsed, accrued from the Asia Closing Date up to and including the date of payment. “Aggregate Sale Asset Purchase Price” shall mean the sum of the Sale Asset Purchase Prices for the ING Real Estate China Opportunity Fund L.P. Sale Asset, the ING Real Estate Asia Value Fund L.P. Sale Asset and the ING Asia Retail Fund Limited Sale Asset.

(g) For the avoidance of doubt, notwithstanding that the net asset value and purchase price for the Sale Assets are being determined with reference to the price and net asset value of such Sale Assets as of September 30, 2011, the Sellers’ Representative and the Purchasers’ Representative acknowledge that the sale of such Sale Assets to the Purchasers’ Representative is being effected after September 30, 2011 and that any third quarter 2011 dividends payable with respect to any of the Sale Assets shall be paid to the Sellers’ Representative (or its designee) and not to any member of the Purchasers’ Group.

Section 1.03. Amendment to Section 5.7 of the PE SPA

Section 5.7 of the PE SPA shall be amended by inserting the following text immediately before “(x)” in paragraph (b):

“(w) defend or prosecute any judicial, arbitral or regulatory proceeding, audit or investigation to which any ING Group member is a party relating to the business and affairs of the Target Companies prior to the Closing,”.

Section 1.04. Amendment to Section 5.8 of the PE SPA

Paragraph (a) of Section 5.8 of the PE SPA shall be amended by inserting the words “and associated Funds” immediately after the words “Advisory Contracts” each time they appear therein.

Section 1.05. Amendment to Section 8.3 of the PE SPA

Section 8.3 of the PE SPA shall be amended by adding the following words immediately after the last sentence of Section 8.3:

“The Purchasers’ Representative, on behalf of each Purchaser, hereby agrees that from and after the Asia Closing Date it shall indemnify, defend and hold harmless, without duplication, the Sellers’ Indemnified Parties from, against and in respect of any Losses actually sustained or incurred by the Sellers’ Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, to the extent relating to or arising out of actions taken by any member of the Purchasers’ Group with respect to ING Real Estate Investment Management (Shanghai) Co., Ltd. during the period from and including the Asia Closing Date until the date on which the formal transfer of ING Real Estate Investment Management (Shanghai) Co., Ltd. to a member of the Purchasers’ Group is approved, registered and completed under the laws of the Peoples’ Republic of China (such period being the “PRC Waiting Period”). Notwithstanding the foregoing, none of the Sellers’ Indemnified Parties shall be entitled to indemnification pursuant to the foregoing sentence with respect to (i) any Loss in relation to which a member of the Purchasers’ Group would otherwise be entitled to indemnification or payment from the Sellers’ Representative or any Affiliate of Sellers’ Representative pursuant to the PE SPA, (ii) any Loss to the extent caused by any action taken by Sellers or any of their respective Affiliates (which for the avoidance of doubt will not include the Asia Target Companies) (or any failure to take any action by Sellers or any of their Affiliates (which for the avoidance of doubt will not include the Asia Target Companies) upon their receipt of a timely and reasonable request from the Purchasers’ Representative that they do so) following the Asia Closing Date, or (iii) a Loss arising from the failure to obtain approval for the change of control of ING Real Estate Investment Management (Shanghai) Co., Ltd. from the appropriate Chinese Government Authorities”.

Section 1.06. Amendment to Section 10.3 of the PE SPA

Paragraph (d) of Section 10.3 of the PE SPA shall be amended by inserting the following words immediately after the words “If there is any inconsistency between the terms of this Agreement and any other Transaction Document”:

“or between this Agreement and any other agreement entered into in connection with the Transactions (including between this Agreement and any transfer document (such as the Share Transfer Agreement, dated June 24, 2011 entered into between ING Real Estate Investment Management Holding B.V. and CB Richard Ellis Investors Holdings B.V. regarding the transfer of shares in ING Real Estate Investment Management (Korea) Limited) required under local law to effect the formal transfer of a particular Target Company)”.

Section 1.07. Post-Closing Records Access for REIM Asia

(a) From the Asia Closing Date until the date that is seven years from the Asia Closing Date, the Sellers’ Representative will cause:

(i) ING Bank N.V., Singapore Branch, at the Purchasers’ Representative’s cost, to provide to the Asia Target Companies, as soon as reasonably practicable upon a request from the Purchasers’ Representative, such electronic records relating to the computer data, computer data access, and electronic mail messages of Asia Target Companies (“REIM Asia Data”) residing (as of the Asia Closing Date) on the ING Bank N.V., Singapore Branch data storage infrastructure (that (i) has not already been provided to the Asian Target Companies, (ii) to which the Asian Target Companies do not otherwise have direct access, (iii) has not been deleted pursuant to paragraph (b) below and (iv) is capable of delivery to the Asia Target Companies (using commercially-reasonable efforts) in legible format to satisfy audit, legal and regulatory requests relating to REIM Asia Data.”

(ii) ING Securities Investment & Trust Co., Ltd. (“IIM Taiwan”), at the Purchasers’ Representative’s cost, to provide to the Asia Target Companies, as soon as reasonably practicable upon a request from the Purchasers’ Representative, such REIM Asia Data residing (as of the Asia Closing Date) on the IIM Taiwan data storage infrastructure (that (i) has not already been provided to the Asian Target Companies, (ii) to which the Asian Target Companies do not otherwise have direct access, (iii) has not been deleted pursuant to paragraph (b) below and (iv) is capable of delivery to the Asia Target Companies (using commercially-reasonable efforts) in legible format to satisfy audit, legal and regulatory requests relating to REIM Asia Data.

(b) The Sellers’ Representative further agrees not to delete any REIM Asia Data residing (as of the Asia Closing Date) on the data storage infrastructure of ING Bank N.V., Singapore Branch and IIM Taiwan as of the Asia Closing Date unless (A) such REIM Asia Data is at the time of deletion greater than seven years old, (B) such REIM Asia Data has already been provided to the Asian Target Companies, (C) the Asian Target Companies otherwise have direct access to such REIM Asia Data other than through the Sellers’ Group, (D) such deletion is required by any member of the Sellers’ Group to comply with applicable Law or (E) the statutory period for which the relevant Asia Target Company is required to have access to such REIM Asia Data has lapsed. The Purchasers’ Representative agrees to pay any documented and reasonable costs and expenses incurred (after the Asia Closing) by the relevant members of the Sellers’ Group in storing REIM Asia Data and/or in satisfying any requests made by the Purchasers’ Representative and/or the Asia Target Companies pursuant to paragraph (a) above. Purchasers’ Representative agrees that the Sellers’ Representative shall not have any liability whatsoever to any Person with respect to the accuracy of any REIM Asia Data provided hereunder or the sufficiency of any such information to satisfy any audit, legal or regulatory request received by the Asia Target Companies or any other member of the Purchasers’ Group.

Section 1.08. Restricted Cash

Section 2.10 of the PE SPA shall be amended by inserting the following text immediately after the last sentence of the current Section 2.10:

“Notwithstanding the foregoing, the Purchasers’ Representatives obligations pursuant to this Section 2.10 shall continue until April 3, 2013 with respect to any Closing Restricted Cash Balances of ING Real Estate Investment Management (Korea) Limited.”

Section 1.09. DIFA Recievable

The Purchasers’ Representative and the Sellers’ Representative agree that an account receivable of EUR 979,748 in respect of the DIFA Deutsche Immobilien Fonds AG (“DIFA”) separate account (the “Outstanding Receivable”) has been included in the Preliminary Share Closing Statement. The Purchasers’ Representative agrees to use its reasonable best efforts for 90 Business Days after the Asia Closing Date to collect such outstanding amount (and agrees not to settle such outstanding amount with DIFA for an amount less than the total amount due without the prior written consent of the Sellers’ Representative during such 90 Business Day period); however, if such Outstanding Receivable has not been collected in full by the Purchasers’ Representative during such 90 Business Day period, the Purchasers’ Representative may reduce the Closing Working Capital as set forth on the Closing Share Statement delivered pursuant to Section 2.3 of the PE SPA by such uncollected amount of the Outstanding Receivable (as such Closing Working Capital is adjusted, the “Adjusted Working Capital”) and to calculate the payment pursuant to the Post Closing Share Adjustment substituting the Adjusted Working Capital for the Closing Working Capital, provided that the Purchasers’ Representative causes the relevant Target Company to assign any rights it may have over the uncollected amount of the Outstanding Receivable to the Sellers’ Representative. For the avoidance of doubt, any recovery on any outstanding amount of the Outstanding Receivable after the date that is 90 Business Days after the Asia Closing Date shall be for the account of the Sellers’ Representative (and shall be paid by the Purchasers’ Representative over to the Sellers’ Representative if any such amount is received by any member of the Purchasers’ Group (including the Target Companies) after the end of such 90 Business Day period to the extent that the Post Closing Share Adjustment included such amounts for the account of the Purchasers’ Group). The Sellers’ Representative shall pay any reasonable documented third party collection costs incurred by any member of the Purchasers’ Group in collecting the Outstanding Receivable.

Section 1.10. Sellers’ Disclosure Letter

The Sellers’ Disclosure Letter shall be amended as set forth in Appendix 3 attached hereto.

Section 1.11. Termination of a Certain Affiliate Agreement.

Notwithstanding Section 5.16 of the PE SPA, the Purchasers’ Representative and the Sellers’ Representative agree that the Marketing Agreement between ING Real Estate Investment Management (Asia) Ltd, ING Real Estate Investment Management (UK Funds) Ltd and ING Real Estate Select Asia Pacific Fund Management Pte Ltd, dated May 31, 2009 shall be terminated prior to the Asia Closing.

Section 1.12. New Related Party Agreements.

For the avoidance of doubt, the Purchasers’ Representative has provided consent pursuant to Section 5.1 of the Agreement for the relevant Target Companies to enter into the agreements listed immediately below:

(a)	Services agreement regarding the secondment of two employees between ING Real Estate Select Asia Pacific Fund Management Pte. Limited and ING REIM (Singapore) Pte. Limited, to be dated on or immediately prior to the Asia Closing Date;

(b)	Supplemental Long Term Services Agreement between ING Real Estate B.V. and ING REIM (Singapore) Pte Ltd for the provision of additional services, to be dated on or immediately prior to the Asia Closing Date; and

(c)	Assignment Agreement of Sublease Agreement between ING Real Estate Select Asia Pacific Fund Management Pte. and ING Investment Management Asia Pacific (Singapore) Ltd with respect to a part of the premises on the 23rd storey of the building known as “Republic Plaza”, to be dated on or immediately prior to the Asia Closing Date.

Section 1.13. Miscellaneous.

(a) Continuing Effect. Except as amended by this Amendment, the PE SPA shall remain in full force and effect.

(b) Counterparts. This Amendment may be executed in one or more counterparts, including via facsimile or electronic email transmission of a copy, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Any party may enter into this Amendment by executing any such counterpart.

(c) GOVERNING LAW. THIS AMENDMENT AND ANY NON-CONTRACTUAL OBLIGATIONS ARISING OUT OF OR IN CONNECTION WITH THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH ENGLISH LAW. Each party acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Amendment and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for equitable and injunctive relief permitted hereunder, each party hereby waives the claim or defense that a remedy at Law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Amendment specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Amendment.

(d) Jurisdiction. Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Amendment and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Amendment and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

(e) Effectiveness. This Amendment shall come into full force and effect upon its execution and delivery by each of the parties named on the signature pages hereof.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed or caused this Amendment to be executed as of the date first written above.

ING REAL ESTATE INVESTMENT MANAGEMENT HOLDING B.V., as Sellers’ Representative and Share Seller:

By:	/s/ T. Borstlap
Name: T. Borstlap
Title: Director

By:	/s/ G. Kranenburg-Maryt
Name: G. Kranenburg-Maryt
Title: Authorized Representative

ING BANK N.V., as Sellers’ Guarantor under the PE SPA (solely for purposes of Section 5.14 under the PE SPA):

By:	/s/ F. J. A. de Jong
Name: F. J. A. de Jong
Title: Proxyholder B

By:	/s/ S. Salieski
Name: S. Salieski
Title: Authorized Representative

CBRE, INC., as Purchasers’ Representative:

By:	/s/ Laurence H. Midler
Name: Laurence H. Midler
Title: Executive Vice President

CBRE GROUP, INC., as Purchasers’ Parent Company:

By:	/s/ Laurence H. Midler
Name: Laurence H. Midler
Title: Executive Vice President